

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 11, 2014

Via E-Mail
Aneliya S. Crawford, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **RE: The Pantry, Inc.**
> **Preliminary Proxy Statement filed by JCP Investment Partnership, LP,**
> **JCP Drawdown Partnership, LP, JCP Investment Partners, LP,**
> **JCP Investment Holdings, LLC, JCP Investment Management, LLC,**
> **James C. Pappas, Lone Star Value Investors, LP, Lone Star Value**
> **Investors, GP, LLC, Lone Star Value Management, LLC,**
> **Jeffrey E. Eberwein, Todd E. Diener, Joshua E. Schechter**
> **Filed on February 3, 2014**
> **File No. 000-25813**

Dear Ms. Crawford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background to the Solicitation, page 4

1.   Please support your statement in the second bullet point regarding the apparent unfamiliarity with the covenant in the credit agreement. Please also clarify how CPS "began accumulating a position in the Company" in April 2012, given that Schedule I indicates the only transactions in 2012 were two acquisitions and dispositions of identical amounts.

<u>We Are Concerned with the Company's Prolonged Underperformance, page 7</u>

2.   With a view toward disclosure, please tell us the objective criteria used to select the companies listed here and whether any companies that met the criteria were excluded, and explain the reasons for such exclusion. Please also identify the "competitors" referenced in the penultimate paragraph of this section.

<u>We Are Concerned with the Board's Overly Lax. . ., page 8</u>

3.   You disclose that the Company estimates spending over $110 million in 2014. Please reconcile with the estimates in Exhibit 99.1 to the Form 8-K dated January 30, 2014.

<u>We Are Concerned With the Lack of Sufficient Ownership . . ., page 9</u>

4.   You state that Pantry "does not maintain a policy that requires any minimal ownership of the Company's stock by its directors." Please reconcile with the disclosure on page 48 of the Company's preliminary proxy statement filed January 29, 2014.

<u>Election of Directors, page 12</u>

5.   Please disclose and quantify the effects of the election of your nominees on the Company. Disclose, for example, whether any change of control payments would be due or any Company obligations (through debt or otherwise) would become due or accelerated.

6.   Please revise to clarify the dates of the business experience listed for Messrs. Diener and Pappas, including the experience within the last five years. Please also revise to clarify the nature of such experience. For example, clarify Mr. Diener's current employment as "active advisor mentor," and whether he is self-employed in providing that service.

7.   We note your disclosure in the penultimate paragraph on page 14 regarding substitute or additional nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable Company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

<u>Quorum; Broker Non-Votes; Discretionary Voting, page 18</u>

8.   You state that, unless a shareholder provides specific voting instructions to his or her broker, the broker will not have discretionary authority to vote the shareholder's shares of common stock on any of the items on the agenda except proposal No. 3, ratification of the appointment of Deloitte & Touche. It is our understanding that, in a contested election, a

broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please provide support for your assertion, or revise your disclosure as necessary.

Solicitation of Proxies, page 20

9.   We note that proxies will be solicited by mail, facsimile telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

Additional Participant Information, page 20

10.   Please tell us why "Lone Star Value Co-Invest" is listed in the second paragraph of this section. We note that such entity is not listed on the cover page or in the notice to shareholders as being participants in this solicitation.

11.   We note your statements regarding your alignment of interests with shareholders and belief that the Board should include "direct shareholder representatives." We also note from the last paragraph on page 21 that shares were purchased with "working capital." Please tell us, with a view toward revised disclosure, whether any of the shares over which any participant has beneficial ownership were acquired or are being held for the account of unaffiliated third parties, such as clients.

Incorporation by Reference, page 23

12.   You are required to provide information that will be contained in the Company's proxy statement for the annual meeting unless it is your intent to rely on Exchange Act Rule 14a-5(c). If you intend to rely on Rule 14a-5(c), please disclose that fact. Also, please be advised that we believe reliance on Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the Company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Proxy Card

13.   Refer to the third paragraph of the card in bold and capital letters. A proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder provided that the form of proxy states in bold-face type how it is intended to vote the shares represented by the proxy in each such case. As currently written, the card does not specify how the shares will be voted with respect to Proposals 2 and 4. Please revise accordingly. Refer to Exchange Act Rule 14a-4(b)(1). Please make

corresponding changes in the proxy statement itself, including page 1 of the Notice, page 15 and page 17.

14.   Refer to the fourth paragraph of the card beginning with "Note." It is unclear from the Edgar version of the card where a shareholder can write the names of those nominees nominated by the Company for which the shareholder wishes to withhold authority to vote. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to Perry Hindin, Special Counsel, at (202) 551-3444 or me at (202) 551-3641.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers & Acquisitions